Bank of America Corporate Center 100 North Tryon Street Suite 4000 Charlotte, NC 28202-4025 +1 704 339 3100 Main +1 704 339 3101 Fax www.dechert.com
Frederick H. Sherley frederick.sherley@dechert.com +1 704 339 3151 Direct +1 704 339 3171 Fax

August 15, 2011

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Linda Stirling, Esq.

Re:	HSBC Investor Funds (the “Registrant”) (File Nos. 033-07647 and 811-04782) Pre-Effective Proxy Statement Filed August 5, 2011

Dear Ms. Stirling:

This letter responds to the comments that you provided telephonically on August 11, 2011 in connection with the Registrant’s pre-effective proxy statement relating to the Aggressive Strategy Fund, Moderate Strategy Fund, Balanced Strategy Fund and Conservative Strategy Fund (the “Funds”). A definitive proxy statement has been filed today. Summaries of the comments, and our responses thereto, are provided below.

Comment 1: On page 3 of the preliminary proxy statement as filed, in the paragraph discussing the expense limitation agreement, please clarify whether the expense limitation terminates with the old advisory agreement. Assuming that it does not, please clarify that the limitation will apply through March 31, 2012 under the new contract.

Response: This point has been clarified. Please refer to the same paragraph as filed in the definitive proxy statement.

Comment 2: Please amend the Fee Tables so that the expense limitation is referenced only in the footnotes.

Response: After careful consideration, the Registrant respectfully declines to accept this comment out of a concern about the inconsistency this approach would create with the corresponding prospectus disclosure.

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Ms. Linda Stirling August 15, 2011 Page 2

Comment 3: For the Expense Examples, please revise to omit the effects of the expense limitation arrangement.

Response: After careful consideration, the Registrant respectfully declines to accept this comment out of a concern about the inconsistency this approach would create with the corresponding prospectus disclosure.

Please contact me at 704.339.3151 if you have any questions.

Very truly yours,

/s/ Frederick H. Sherley

Frederick H. Sherley

FHS